Viceroy Exploration Ltd.	News Release #2005.19 TSX: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release
Viceroy Announces 2005 Nine Month Report

Vancouver, British Columbia, November 14, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three and nine months ended September 30, 2005.

Viceroy is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three main zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces Measured and Indicated and 0.6 million ounces Inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

The Company believes that continuing positive results from the ongoing second phase drill program, which began in December 2004 will convert existing Inferred resources to Measured and Indicated and will significantly expand the current resource base. An aggressive regional exploration program is also being carried out within the Gualcamayo property which has identified several new drill targets and areas of interest. Technical, engineering and mine design studies are currently underway in preparation for a feasibility study planned for the 2005 fourth quarter and completion by mid-year 2006. The Company is in the process of building the team as the project progresses through feasibility and a production decision. As at September 30, 2005, Viceroy has in excess of $26.6 million in cash, substantially all of which is available to advance the Gualcamayo project.

In June 2005, the farm-out agreement on the Company’s Las Flechas property was continued for the second year.

During the nine months ended September 30, 2005:

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in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the Gualcamayo property’s main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration which has begun with drilling of new target areas concurrent with infill, geotechnical and metallurgical drilling. The Company has proceeded with further drilling and additional engineering studies incorporating the three main zones of mineralization of the property;

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based on positive results from the ongoing exploration program on the property and from the Gualcamayo-Salamanca regional program, both were accelerated resulting in an increase in budget and personnel; an aeromag survey has been commissioned for the fourth quarter;

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the second phase drill program continued, adding a second diamond drill in the second quarter and a reverse circulation drill in the third quarter, in total completing 76 drill holes since the program began in December 2004 for a total 16,000 metres including 33 holes in the third quarter for a total 8,323 metres. Progress of the drill program continues to be behind plan due in part to rig availability and delays in replacement parts; an additional rig, which is to be track mounted, has been ordered for the site for the fourth quarter;

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the Company awarded a contract to prepare an Environmental Impact Statement intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed; the Company has hired an experienced environmental permitting supervisor to co-ordinate this activity;

-	metallurgical test-work continued which indicates that the bulk of the ore is readily amenable to cyanide leaching;
-	construction of a second camp including a kitchen was completed which combined camps can accommodate 100-110 persons;
-	construction of a permanent access road to the project began which will significantly reduce travel time when it is completed in the 2006 first quarter;
-	the Company listed on the Toronto Stock Exchange from the TSX-Venture Exchange; and
-	a bought deal financing was completed, netting the Company $17.3 million in cash.

RESULTS OF OPERATIONS

For the three months ended September 30, 2005 (the “2005 third quarter”) as compared to the three months ended September 30, 2004 (the “2004 third quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 third quarter, the Company had a loss of $75,071 as compared to a loss of $673,637 for the 2004 third quarter. A significant component of operating expenses in the 2004 third quarter is $392,900 of stock-based compensation recorded at fair value at the time the options were granted. One option was granted in the 2005 third quarter for 125,000 shares that vested October 18, 2005.

The Loss Before The Following in the 2005 third quarter is $304,521 as compared to $220,235 in the 2004 third quarter excluding stock-based compensation. The relative increase in spending is in line with the overall increase in project activity and includes an additional staff member at corporate headquarters. Also in the 2005 third quarter, the $18.7 million bought deal financing, pre-share issuance costs, was completed and Company representatives attended two investment conferences in North America.

Capitalized Exploration Expenditures:

In the 2005 third quarter, $2,911,029 was spent, substantially all on the Gualcamayo property, primarily continuing the second phase drill program and project related activities including completion of a second camp and kitchen on site and the start of construction on an access road to the site, as compared to $877,031 spent on the Gualcamayo property in the 2004 third quarter primarily completing the first phase exploration program. Included in cumulative deferred exploration expenditures at September 30, 2005 is $1,068,282 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2005 third quarter is $113,076 as compared to cash used in the 2004 third quarter of $225,946. The relative net decrease is substantially a result of additional interest income from the recent financing.

Cash used in investing activities in the 2005 third quarter of $2,339,994 is substantially all for capitalized exploration expenditures on the Gualcamayo property, primarily relating to the continuing second phase drill program and project related activities referred to above. In the 2004 third quarter, cash of $1,283,513 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the 2005 third quarter of $17,679,293 is comprised of the $17,315,849 net cash from the bought deal financing and $363,444 from the partial exercise of stock options and warrants as compared to $111,544 in the 2004 third quarter on the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $1,121,250 underwriters’ fee (6%) and $282,832 of expenses.

In summary, for the 2005 third quarter, total cash and cash equivalents increased by $15,226,223 to $26,634,205 as compared to a decrease in total cash and cash equivalents for the 2004 third quarter of $1,397,915 to $4,138,979.

For the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004:

Loss For The Period:

For the nine months ended September 30, 2005, the Company had a loss of $1,936,019 as compared to a loss of $1,719,185 for the nine months ended September 30, 2004. A significant component of operating expenses in these periods is stock-based compensation recorded at fair value at the time the options were granted which is $1,092,697 and $952,935, respectively.

The Loss Before The Following in the nine months ended September 30, 2005, excluding stock-based compensation, is $1,229,446 as compared to $791,710 in the nine months ended September 30, 2004. The relative increase in spending, in addition to overall increased activity, is primarily due to the $152,200 fee to list on the TSX and the increase in investor relations expense, primarily analysts’ visits to the property and travel. In the nine months ended September 30, 2005, Company representatives attended seven investment conferences in North America.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2005, $6,061,684 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and project related activities including completion of a second camp and kitchen on site and the start of construction on an access road to the site. In the nine months ended September 30, 2004, $2,754,061 was spent on Gualcamayo, including $42,962 for the purchase of adjacent land and $2,711,099 for exploration, primarily related to the first phase exploration program. Included in cumulative deferred exploration expenditures at September 30, 2005 is $1,068,282 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2005 is $1,007,131 as compared to cash used in the nine months ended September 30, 2004 of $884,682. The relative net increase is in line with the increase in the above-described spending reduced in part as a result of additional interest income from the recent financing.

Cash used in investing activities in the nine months ended September 30, 2005 of $5,162,449 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and project related activities referred to above. In the nine months ended September 30, 2004, cash of $2,621,153 was used in investing activities, substantially all for capitalized exploration expenditures on the Gualcamayo property.

Cash from financing activities in the nine months ended September 30, 2005 of $18,304,801 is comprised of $17,283,418 net cash from the bought deal financing and $1,021,383 from the partial exercise of stock options and warrants as compared to $2,927,784 in the nine months ended September 30, 2004 from the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $1,121,250 underwriters’ fee (6%) and $282,832 of expenses.

In summary, for the nine months ended September 30, 2005, total cash and cash equivalents increased by $12,135,221 to $26,634,205 as compared to an decrease in total cash and cash equivalents for the nine months ended September 30, 2004 of $578,051 to $4,138,979.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2005 as compared to as at December 31, 2004:

As at September 30, 2005, the Company has cash and cash equivalents of $26,634,205 as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, an increase of $12,135,221. Working capital at September 30, 2005 is $25,806,762, substantially all of which is available to advance the Gualcamayo project.

As of the October 31, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of all but one option which is for 125,000 shares of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised excepting the option referred to, a total 5,887,063 common shares would be issued for cash proceeds of $13,103,023. The outstanding warrants for 2,947,063 shares expire December 6, 2006 and would realize cash proceeds of $8,104,423.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next fifteen months. Development of the project beyond feasibility will require additional equity and possible debt financing both of which involve significant risks. The Company continues to target the 2005 fourth quarter to begin the feasibility study and 2006 for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at September 30, 2005 is $360,807 and $510,760 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increases in spending on the Gualcamayo property materialize, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2004 are substantially unchanged as at September 30, 2005.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three and nine months ended September 30, 2005, excluding notes.

For the full text of the interim report, including the management discussion and analysis, for the three and nine months ended September 30, 2005 or for more information on the Company and our current exploration progress, visit our website at <www.viceroyexploration.com>, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey 604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	September 30,	December 31,
	2005	2004
	$	$

Assets

Current assets
Cash and cash equivalents	26,634,205	14,498,984
Prepaid expenses and accounts receivable	233,911	188,633
	26,868,116	14,687,617

Exploration properties	15,982,569	9,920,885

Furniture and equipment – corporate office	53,509	29,441

	42,904,194	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,061,354	256,582

Shareholders’ Equity

Capital stock	44,477,406	25,812,231

Stock options and warrants	3,126,583	2,394,260

Deficit	(5,761,149)	(3,825,130)

	41,842,840	24,381,361

	42,904,194	24,637,943

Approved by the Board of Directors

“Robert V. Matthews”	“Patrick G. Downey”
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	-	163,709	761,241	518,271
Other consultants	-	229,191	331,456	434,664
	-	392,900	1,092,697	952,935

Salaries, benefits and officer consultants	180,112	128,366	511,961	400,339
Stock exchange/transfer agent/listing
application	11,110	1,503	203,866	32,928
Professional fees	1,929	3,140	44,265	35,641
Shareholders’ communication	5,031	5,010	36,243	60,670
Amortization	10,136	3,162	22,536	7,880
Investor relations	32,392	38,639	242,631	129,300
Travel and lodging	1,708	4,165	8,696	21,890
Office and miscellaneous	62,103	36,250	159,248	103,062

Loss before the following	304,521	613,135	2,322,143	1,744,645

Interest income	(157,791)	(12,787)	(310,783)	(57,022)

(Gain) loss on sale of short-term
investment	(64,613)	-	(64,613)	17,846

Foreign exchange (gain) loss	(7,046)	73,289	(10,728)	14,076

Loss for the period	75,071	673,637	1,936,019	1,719,185

Deficit - Beginning of period	5,686,078	2,492,957	3,825,130	1,447,409

Deficit - End of period	5,761,149	3,166,594	5,761,149	3,166,594

Basic and diluted loss per share	(0.00)	(0.02)	(0.05)	(0.06)

Weighted average shares outstanding	41,425,376	29,355,901	37,578,045	28,569,175

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004
	$	$	$	$

Cash flows (used in) from operating
activities	(75,071)	(673,637)	(1,936,019)	(1,719,185)
Loss for the period

Non-cash items
Amortization	10,136	3,162	22,536	7,880
Stock-based compensation	-	392,900	1,092,697	952,935
(Gain) loss on sale of short-term
investment
and rent recovery	(84,548)	-	(84,548)	17,485
Changes in non-cash working capital items	36,407	51,629	(101,797)	(143,797)

	(113,076)	(225,946)	(1,007,131)	(884,682)

Cash flows (used in) from investing
activities
Exploration properties	(2,400,931)	(1,275,789)	(5,200,393)	(2,639,767)
Furniture and equipment-corporate office	(23,611)	(7,724)	(46,604)	(38,400)
Proceeds on sale of short-term investment	84,548	-	84,548	57,014

	(2,339,994)	(1,283,513)	(5,162,449)	(2,621,153)

Cash flows (used in) from financing
activities
Exercise of warrants and stock options	363,444	111,544	1,021,383	2,927,784
Bought deal financing, net	17,315,849	-	17,283,418	-

	17,679,293	111,544	18,304,801	2,927,784

Increase (decrease) in cash and
cash equivalents	15,226,223	(1,397,915)	12,135,221	(578,051)

Cash and cash equivalents -
Beginning of period	11,407,982	5,536,894	14,498,984	4,717,030

Cash and cash equivalents -
End of period	26,634,205	4,138,979	26,634,205	4,138,979

Cash and cash equivalents consist of :
Cash and deposit accounts (Bankers’
Acceptances) with banks and brokerages	26,634,205	4,138,979	26,634,205	4,138,979